Exhibit 8.1

List of Subsidiaries

Subsidiaries:

•	ATA Testing Authority (Holdings) Limited, incorporated in the British Virgin Islands
•	ATA Education Technology (Beijing) Limited (formerly known as “ATA Testing Authority (Beijing) Limited”), incorporated in the People’s Republic of China
•	ATA Creativity Global (Hong Kong) Limited (formerly known as “Xing Wei Institute (HongKong) Limited”), incorporated in Hong Kong
•	ACG International Group Limited, incorporated in the British Virgin Islands
•	Beijing Huanqiuyimeng Education Consultation Corp., incorporated in the People’s Republic of China
•	Hefei Yimeng Education Consultation Co., Ltd., incorporated in the People’s Republic of China

Consolidated Variable Interest Entity:

•	ATA Intelligent Learning (Beijing) Technology Limited, incorporated in the People’s Republic of China
•	Beijing Zhenwu Technology Development Co., Ltd., incorporated in the People’s Republic of China

Filing date: March 31, 2026